SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                                    (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. ____) (1)

                                    Techdyne Inc.
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                             Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                             (Title of Class of Securities)

                                     878329-10-1
-------------------------------------------------------------------------------
                                    (CUSIP Number)

                                      J I Durie
                       Simclar International Holdings Limited,
                     Pitreavie Business Park, Dunfermline, Fife,
           Scotland, United Kingdom, KY11 5BU (Telephone; 01383 735 161
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                    June 27, 2001
-------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                (Page 1 of 47 Pages)

---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878329-10-1
---------------------

                                     13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Simclar International Holdings Limited

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    BK/WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANISATION

    United Kingdom

NUMBER OF            7.  SOLE VOTING POWER
SHARES                   See item 5(b)
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                 4,674,620  See item 5(b)
EACH                 9.  SOLE DISPOSITIVE POWER
REPORTING                See item 5(b)
PERSON               10. SHARED DISPOSITIVE POWER
WITH                     4,674,620  See item 5(b)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,674,620 shares (see item 5(a))

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.3%

14.  TYPE OF REPORTING PERSON*

     CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                             Page 2 of 47 Pages

CUSIP No. 878329-10-1
---------------------

                                     13D

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Simclar International Limited

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    BK/WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANISATION

    United Kingdom

NUMBER OF               7.  SOLE VOTING POWER
SHARES                      -0-  See item 5(b)
BENEFICIALLY            8.  SHARED VOTING POWER
OWNED BY                    -0-  See item 5(b)
EACH                    9.  SOLE DISPOSITIVE POWER
REPORTING                   -0-  See item 5(b)
PERSON                  10. SHARED DISPOSITIVE POWER
WITH                        -0-  See item 5(b)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5(a)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-  See Item 5(a)

14.  TYPE OF REPORTING PERSON*

     CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT

                             Page 3 of 47 Pages

CUSIP No. 878329-10-1
---------------------

                                     13D

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Samuel John Russell

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANISATION

    United Kingdom

NUMBER OF            7.  SOLE VOTING POWER
SHARES                   See item 5(b)
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                 4,674,620  See item 5(b)
EACH                 9.  SOLE DISPOSITIVE POWER
REPORTING                See item 5(b)
PERSON               10. SHARED DISPOSITIVE POWER
WITH                     4,674,620  See item 5(b)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,674,620  See Item 5(a)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.3%  See Item 5(a)

14.  TYPE OF REPORTING PERSON*

     IN

                   * SEE INSTRUCTIONS BEFORE FILLING OUT

                             Page 4 of 47 Pages

CUSIP No. 878329-10-1
---------------------

                                     13D

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Christina Margaret Janet Russell

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)
                                                           (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.  CITIZENSHIP OR PLACE OF ORGANISATION

United Kingdom

NUMBER OF            7.  SOLE VOTING POWER
SHARES                   See item 5(b)
BENEFICIALLY         8.  SHARED VOTING POWER
OWNED BY                 4,674,620  See item 5(b)
EACH                 9.  SOLE DISPOSITIVE POWER
REPORTING                See item 5(b)
PERSON               10. SHARED DISPOSITIVE POWER
WITH                     4,674,620  See item 5(b)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,674,620  See Item 5(a)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.3%  See Item 5(a)

14.  TYPE OF REPORTING PERSON*

     IN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                             Page 5 of 47 Pages

                                SCHEDULE 13D

Introduction

Simclar International Limited ("Simclar International") is a party to a certain Agreement for Sale and Purchase of Shares among Medicore, Inc., as seller (the "Seller"), Simclar International, as buyer, and the Issuer (as hereinafter defined), signed and dated April 6, 2001 (the "Purchase Agreement"), pursuant to which Simclar International had the right, subject to certain conditions, to acquire 4,674,620 shares (the "Shares") of common stock, par value $0.01 per share, of the Issuer, representing approximately 71.3% of the issued and outstanding shares of common stock of the Issuer. Simclar International Holdings Limited ("Simclar Holdings"; Simclar International and Simclar Holdings are sometimes hereinafter collectively referred to as the "Reporting Person" or as "Simclar") is the parent company of Simclar International.

The consummation of the transactions contemplated by the Purchase Agreement was subject to numerous customary closing conditions, including, without limitation, the approval of the transaction by the Seller's shareholders, which approval was obtained at a special meeting of such shareholders held on June 27, 2001. For a complete enumeration of the conditions to the obligations of the Reporting Person and the Seller to consummate the transactions contemplated by the Purchase Agreement, see Articles 7 and 8, respectively, of the Purchase Agreement, Exhibit 1, and incorporated herein by reference.

Simclar International consummated the acquisition of the Shares on June 27, 2001. Also on June 27, 2001, pursuant to the terms of an agreement dated June 21, 2001 between Simclar International and Simclar Holdings (the "Share Transfer Agreement"), Simclar International transferred the Shares to Simclar Holdings. For more detailed information with respect to the terms and conditions of such share transfer, see the Share Transfer Agreement, Exhibit 2, and incorporated herein by reference.

Simclar International is being included as a Reporting Person and is a signatory to this Schedule 13D because from the time of the satisfaction of the conditions to closing under the Purchase Agreement (with the approval of the shareholders of Seller having been obtained at a special meeting of shareholders of Seller held on June 27, 2001), through the time of the transfer of the Shares acquired by Simclar International from Seller pursuant to the Purchase Agreement to Simclar Holdings pursuant to the Share Transfer Agreement (which also occurred on June 27, 2001), Simclar International may be deemed to have been the beneficial owner of the Shares. However, after giving effect to the transfer of the Shares to Simclar Holdings, Simclar International ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer, and therefore ceased to be a Reporting Person. See Item 5(e) below.

                             Page 6 of 47 Pages

Samuel John Russell ("S J Russell") and his wife, Christina M J Russell
("C M J Russell"), are also being included as Reporting Persons and are signatories to this Schedule 13D under a Joint Filing Statement with Simclar Holdings, Exhibit 3. S J Russell is Managing Director and 90% owner of Simclar and Chairman of the Board and Chief Executive Officer of the Issuer, and therefore may be deemed the beneficial owner of Simclar Holdings' 71.3% ownership of the Issuer. C M J Russell is Director and 10% owner of Simclar Holdings, thus providing the Russells, as husband and wife and Directors of Simclar Holdings, with 100% ownership of Simclar Holdings, which company owns the 71.3% equity interest of the Issuer. See Items 2 and 5 below.

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 per share, of the Issuer (the "Common Stock"). The name and address of the principal executive offices of the Issuer are as follows:

Techdyne, Inc ("Techdyne" or the "Issuer")
2230 West 77th Street
Hialeah
Florida 33016

Item 2. Identity and Background

Each of Simclar International and Simclar Holdings is a Reporting Person. The address of both the principal business and principal office of each of the Reporting Persons is as follows:

Pitreavie Business Park
Dunfermline
Fife
Scotland
United Kingdom
KY11 5BU

Simclar Holdings is a non-trading investment holding company. Prior to the acquisition of the Shares, its only investment was in its wholly owned subsidiary, Simclar International. The principal business of Simclar International is higher level electromechanical assembly, cable assembly, plastic injection moulding, PCB assembly, surface mount and through hole technologies and sheetmetal fabrication.

The state or other place of organisation of each Reporting Person is the United Kingdom.

The (i) name, (ii) residence or business address, (iii) present principal occupation or employment (inclusive of the name, principal business and address of the corporation

                             Page 7 of 47 Pages
or other organisation in which such employment is conducted) and (iv) citizenship, of each director of both Simclar Holdings and Simclar International are as follows:

--------------------------------------------------------------------------------
Name                S J Russell          C M J Russell       J I Durie
--------------------------------------------------------------------------------
Address             26 Barnton           26 Barnton          The Town House
                    Avenue West          Avenue West         14 Mayfield Terrace
                    Edinburgh            Edinburgh           Edinburgh
                    Scotland             Scotland            Scotland
                    EH4 6DE              EH4 6DE             EH4 6DE
Present Occupation  Managing Director,   Director            Finance Director
                    Simclar              Simclar             Simclar
                    International(see    International (see  International (see
                    above for principal  above for principal above for principal
                    business and         business and        business and
                    address of Simclar   address of Simclar  address of Simclar
                    International)       International)      International)
--------------------------------------------------------------------------------
Citizenship         British              British             British
--------------------------------------------------------------------------------

As previously disclosed, Simclar International is a wholly-owned subsidiary of Simclar Holdings. SJ Russell is the owner of 90% of the issued and outstanding share capital of Simclar Holdings, and CMJ Russell is the owner of 10% of the issued and outstanding share capital of Simclar Holdings, and are also Reporting Persons.

None of the Reporting Persons, nor JI Durie, has, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanours) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Purchase Agreement, the purchase price (the "Purchase Price") for the Shares is (i) $10 million in cash paid at the closing, June 27, 2001, plus (ii) certain Earn-Out Payments (as defined in Section 2.3 of the Purchase Agreement) payable over a three-year period in accordance with the terms of Section 2.3 of the Purchase Agreement. The aggregate amount of the Earn-Out Payments will be equal to 3% of the Issuer's consolidated net sales during the three-year Earn-Out Period (calendar years 2001, 2002 and 2003), subject to a minimum aggregate payment of $2.5 million and a maximum aggregate payment of $5.0 million.

The source of funds for the Purchase Price is a term loan from the Bank of Scotland for 5 million pounds sterling, pursuant to the terms and conditions of a Facility Letter dated June 7, 2001 between the Bank of Scotland and Simclar Holdings (the "Term Loan

                             Page 8 of 47 Pages

Agreement"), with the balance coming from Simclar's existing cash balances. The term loan is repayable in 28 quarterly instalments of 178,551 pounds sterling commencing on September 22, 2002 and bears interest at a rate based on Bank of Scotland base rate plus 1%. The term loan is secured by the assets of Simclar, excluding the Shares. A copy of the Term Loan Agreement is attached as Exhibit 4 hereto.

The descriptions of Section 2.3 of the Purchase Agreement and the terms of the Term Loan Agreement contained in this Item 3 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such documents, Exhibits 1 and 4 hereto, respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock by Simclar is to develop and grow, with Techdyne, the contract manufacturing operations in the United States. With its acquisition of control of Techdyne, Simclar believes it can expand each companies' customer base, broaden their product lines, and provide greater efficiencies in equipment, supplies, labor and costs, which will enable both Simclar International and Techdyne to better serve their customers.

Simclar acquired the Shares for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act 1933, as amended. Simclar has no present intention to transfer the Shares to any third party.

None of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions enumerated in subsections (a) - (j) of Item 4, other than (d) regarding changes with respect to the present Board of Directors of the Issuer. Pursuant to Sections 5.11 of the Purchase Agreement, the Issuer amended its Bylaws to increase the maximum number of directors to a number not less than nine (9), which increase became effective on the consummation of the purchase and sale of the Shares pursuant to the Purchase Agreement. Pursuant to Section 5.10 and Schedule 5.10 of the Purchase Agreement, effective on June 27, 2001, the consummation of the purchase and sale of the Shares pursuant to the Purchase Agreement, (i) five
(5) of the current members of the Board of Directors of the Issuer (Edward Diamond, Anthony C D'Amore, Peter D Fischbein, Joseph Verga and Thomas K Langbein) resigned as directors of the Issuer and (ii) five (5) persons designated by Simclar (SJ Russell, CMJ Russell, Thomas C Foggo, Kenneth Greenhalgh and John I Durie) were appointed as directors of the Issuer.
Section 5.10 of the Purchase Agreement further provides that for so long as Simclar is the record and beneficial owner of at least ten percent (10%) of the issued and outstanding voting capital stock of the Issuer, it shall be entitled to appoint two directors to the Board of Directors of the Issuer.

Although there is no present intention to do so, Simclar Holdings may decide to make additional purchases of the Issuer's Common Stock in the future, either in the open market or in private transactions, subject to its evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock, other

                             Page 9 of 47 Pages
opportunities available to Simclar, business prospects , general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, Simclar Holdings may, at any time, decide to change its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease, or entirely dispose of its holdings of Common Stock, although Simclar Holdings has no current intention to do so.

Simclar Holdings may also approach members of the Issuer's management in connection with the foregoing and/or any other matter enumerated in sub-sections (a) - (j) of Item 4 of this Schedule 13D and/or any of the directors of the Issuer, and may seek to influence the management of the Issuer.

The descriptions of various provisions of the Purchase Agreement contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such document, Exhibit 1 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the Common Stock which may be deemed to be beneficially owned by Simclar Holdings on the date hereof are 4,674,620 shares of Common Stock, or approximately 71.3% of the 6,556,990 shares of Common Stock that are issued and outstanding, as set forth in the Issuer's Form 10-Q for the first quarter ended March 31, 2001, as filed with the SEC on May 14, 2001, as amended on May 15, 2001 ("Form 10-Q").

    S J Russell, as Managing Director and principal shareholder of Simclar Holdings, and Chairman of the Board and Chief Executive Officer of the Issuer, may be deemed to share with Simclar Holdings beneficial ownership of the 4,674,620 shares of Common Stock owned by Simclar, which Shares represent approximately 71.3% of the issued and outstanding shares of Common Stock. Similarly, C M J Russell, as S J Russell's wife, and Director and 10% shareholder of Simclar Holdings, may also be deemed to share with her husband Simclar Holdings' beneficial ownership of the 4,674,620 shares of Common Stock.

    Although Simclar International may have been deemed the beneficial owner of the 4,674,620 shares of Common Stock acquired by it pursuant to the Purchase Agreement (or approximately 71.3% of the 6,556,990 shares of Common Stock that are issued and outstanding, as set forth in the Issuer's Form 10-Q for the short time between the satisfaction of the last condition to its obligation to consummate the purchase of the Shares thereunder, June 27, 2001, through the time of its transfer of such Shares to Simclar Holdings pursuant to the Share Transfer Agreement, also effected June 27, 2001, other than that singular moment in time on June 27, 2001 from the acquisition of the Common Stock to its assignment to

                             Page 10 of 47 Pages

    Simclar Holdings, Simclar International is not the beneficial owner of any shares of Common Stock subsequent to such assignment on June 27, 2001.

(b) Although Simclar Holdings is the direct and record owner of the 4,674,620 shares of Common Stock owned by it, S J Russell, as Managing Director and principal shareholder of Simclar Holdings, and Chairman of the Board and Chief Executive Officer of the Issuer, together with his wife, C M J Russell, also a director and a 10% shareholder of Simclar Holdings, may be deemed to share with Simclar Holdings the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 4,674,620 shares of Common Stock owned by Simclar Holdings.

    Although Simclar International acquired the 4,674,620 shares of Common Stock on June 27, 2001, as of that date it transferred the Shares to Simclar Holdings pursuant to the Share Transfer Agreement (Exhibit 2), and Simclar International no longer had the power to vote (or direct the vote of) or the power to dispose of (or direct the disposition of) any of the Shares.

(c) Except for Simclar International's acquisition of the Shares pursuant to the Purchase Agreement, and the transfer of such Shares by Simclar International to Simclar Holdings pursuant to the terms of the Share Transfer Agreement, there have been no transactions in the shares of Common Stock of the Issuer effected during the past 60 days by any Reporting Person.

(d) No person other than Simclar Holdings is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e) Effective upon the June 27, 2001 transfer of the Shares by Simclar International to Simclar Holdings pursuant to the terms of the Share Transfer Agreement, Simclar International ceased to be the beneficial owner of more than five percent of the class of securities and therefore ceased to be a Reporting Person.

The descriptions of the various provisions of the Purchase Agreement contained in this Item 5 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such document, Exhibit 1 hereto and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Section 5.9 of the Purchase Agreement, (i) the holders of certain options for 449,000 shares of Common Stock previously granted to and 310,000 shares of Common Stock acquired upon exercise of options by certain affiliates and related persons of the Issuer, were provided certain registration rights with respect to such Common Stock; (ii) Simclar International agreed that from and after June 27, 2001,

                             Page 11 of 47 Pages
the Closing Date, it would use its Best Efforts (as defined in the Purchase Agreement) to cause the Issuer to comply with such registration rights provisions; and (iii) Simclar International was granted certain rights to demand the registration of the Shares at any time after the first anniversary date of the Closing Date, upon the terms and conditions specified therein. For further information with respect to these registra-tion rights, see Section 5.9 of the Purchase Agreement, Exhibit 1 incorporated herein by reference.

Pursuant to Section 6.5 of the Purchase Agreement, Simclar International agreed (on behalf of itself and its affiliates and related persons) not to buy or sell any capital stock of the Seller or the Issuer prior to the earlier of two business days from the Closing Date.

The descriptions of the various provisions of the Purchase Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such document, Exhibit 1 and incorporated herein by reference.

Except as discussed in this Item 6 and in Items 4 and 5 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), neither any Reporting Person nor any person enumerated in Item 2 above is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to be filed as Exhibits

Exhibit 1 Agreement for the Purchase and Sale of Shares dated April 6, 2001, among Medicore, Inc. as seller, Simclar International Limited as buyer and Techdyne, Inc. (Incorporated by reference to Annex A to Medicore, Inc. Definitive Proxy Statement dated June 1, 2001, on
            Schedule 14A, filed with the Securities and Exchange Commission on June 1, 2001)*

Exhibit 2 Agreement between Simclar International Holdings Limited and Simclar International Limited dated June 21, 2001

Exhibit 3   Joint Filing Statement dated July 6, 2001

Exhibit 4 Facility Letter dated June 7, 2001 between the Bank of Scotland and Simclar International Holdings Limited

* Documents incorporated by reference not included as Exhibits.

                             Page 12 of 47 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement as to such undersigned and not the others, is true, complete and correct.

Date:  July 6, 2001               SIMCLAR INTERNATIONAL HOLDINGS LIMITED


                                      /s/ J.I. Durie
                                  By: -----------------------------------
                                      Name: J I Durie
                                      Title: Finance Director

Date:  July 6, 2001               SIMCLAR INTERNATIONAL LIMITED


                                      /s/ J. I. Durie
                                  By: -----------------------------------
                                      Name: J I Durie
                                      Title: Finance Director

Date:  July 6, 2001               SAMUEL JOHN RUSSELL


                                      /s/ Samuel John Russell
                                  By: -----------------------------------
                                      Name: Samuel John Russell
                                      Title: Individually

Date:  July 6, 2001               CHRISTINA MARGARET JANET RUSSELL

                                      /s/ Christina Margaret Janet Russell
                                  By: -----------------------------------
                                      Name: Christina Margaret Janet Russell
                                      Title: Individually

                             Page 13 of 47 Pages

                                 EXHIBIT INDEX


Exhibit
 Number  Description                                                 Page No.

1        Agreement for the Purchase and Sale of Shares dated
         April 6, 2001, among Medicore, Inc. as seller, Simclar International Limited as buyer and Techdyne, Inc. (Incor-porated by reference to Annex A to Medicore, Inc. Definitive Proxy Statement dated June1, 2001, on Schedule 14A, filed with the Securities and Exchange Commission on June 1, 2001)*

2        Agreement between Simclar International Holdings Limited
         and Simclar International Limited dated June 21, 2001         15

3        Joint Filing Statement dated July 6, 2001                     17

4        Facility Letter dated June 7, 2001 between the Bank of
         Scotland and Simclar International Holdings Limited           18


* Documents incorporated by reference not included as Exhibits.

                             Page 14 of 47 Pages